Exhibit 99.1

PINTEC Enters into Agreement to Transfer Shares of Its Subsidiary

BEIJING, November 12, 2025 /PRNewswire/ -- Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a technology platform committed to enabling innovative financial and digital solutions for businesses worldwide, today announced that it has entered into a transaction with Vantage Capital Limited (the “Transferee”) on November 7, 2025 to transfer the Company's entire equity interest in Romantic Park Holdings Limited (“Romantic Park”) to the Transferee. As part of the transaction, certain debts and aged claims--previously provided for--will also be assigned to Romantic Park.

The transfer and assignment constitute a related-party transaction, as the controlling shareholder of the Transferee is an officer having responsibility for planning, directing and controlling the activities of Pintec Jinke (Beijing) Technology Information Co., Ltd. , a variable interest entity of the Company. The Company's Audit Committee and the Board of Directors have reviewed and approved the transaction in due course.

The Company's Board of Directors, commented, “This transaction marks a significant milestone for PINTEC as the Company continues to refine its business structure and focus on delivering financial and digital solutions to micro, small and medium-sized enterprises worldwide.” The closing of the transaction is subject to the satisfaction of customary closing conditions and is expected to take place no later than November 30, 2025.

The foregoing description of the transaction does not purport to be complete and is qualified in its entirety by the full text of the agreements attached as an exhibits to a Current Report on Form 6-K to be filed with the U.S. Securities and Exchange Commission.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Pintec’s strategic and operational plans, contain forward-looking statements. Pintec may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a Nasdaq-listed technology company dedicated to delivering innovative financial and digital solutions to micro, small, and medium enterprises worldwide. Through its open platform, PINTEC connects business partners and financial institutions, enabling them to provide efficient, technology-driven services to end users across international markets. By empowering partners with embedded financing capabilities and advanced digital tools, PINTEC helps businesses expand their offerings and supports financial institutions in reaching new customer segments in the digital economy. PINTEC continues to deliver exceptional digitization services, diversified financial products, and best-in-class solutions powered by cutting-edge technology, strengthening partnerships and meeting global client needs. For more information, please visit ir.Pintec.com.

For further information, please contact:

Pintec Technology Holdings Ltd.

Phone: +86 (10) 6506-0227

E-mail: ir@pintec.com